Exhibit 12

Genworth Financial, Inc.

Statement Of Ratio Of Earnings To Fixed Charges

(Dollar amounts in millions)

	Years ended December 31,
	2005	2004	2003	2002	2001
Net earnings from continuing operations before income taxes and accounting changes	$1,798	$1,638	$1,382	$1,791	$1,821
Fixed charges included in earnings from continuing operations:
Interest expense	293	217	140	124	126
Interest portion of rental expense	13	14	23	25	23

Subtotal	306	231	163	149	149
Interest credited to investment contractholders	1,425	1,432	1,624	1,645	1,620

Subtotal	1,731	1,663	1,787	1,794	1,769
Fixed charges included in earnings from discontinued operations:
Interest expense	—	—	12	16	15
Interest portion of rental expense	—	—	8	12	12

Subtotal	—	—	20	28	27
Interest credited to investment contractholders	—	—	68	79	51
Total fixed charges from discontinued operations	—	—	88	107	78

Total fixed charges	1,731	1,663	1,875	1,901	1,847

Earnings available for fixed charges (including interest credited to investment contractholders)	$3,529	$3,301	$3,257	$3,692	$3,668

Earnings available for fixed charges (excluding interest credited to investment contractholders)	$2,104	$1,869	$1,565	$1,968	$1,997

Ratio of earnings to fixed charges (including interest credited to investment contractholders)	2.04	1.98	1.74	1.94	1.99
Ratio of earnings to fixed charges (excluding interest credited to investment contractholders)	6.88	8.09	8.55	11.12	11.35